Pricing Supplement No. J782
To the Underlying Supplement dated June 30, 2017,

Product Supplement No. JPM-II dated June 30, 2017,

Prospectus Supplement dated June 30, 2017 and
Prospectus dated June 30, 2017

Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-218604-02 January 24, 2018

Structured Investments	Credit Suisse
$5,000,000
Review Notes due January 24, 2020
Linked to the Performance of the Lowest Performing of (i) the Common Stock of Target Corporation and (ii) the EURO STOXX® Banks Index as Adjusted by the Performance of the European Union Euro Relative to the U.S. Dollar

•	The notes are designed for investors who seek early exit through an automatic call prior to maturity at a premium if, on any Review Date, the Observation Level of each Underlying is equal to or greater than its respective Call Level. If the notes are not automatically called, you will lose some or all of your investment at maturity. Investors should be willing to lose up to 100% of their investment. Investors in the notes must also be willing to forgo interest and dividend payments in exchange for the opportunity to receive a premium payment if the notes are called. Any payment on the notes is subject to our ability to pay our obligations as they become due.

•	Your return on the notes, whether at maturity or upon Automatic Call, is linked in part to the performance of the EURO STOXX® Banks Index as adjusted by the performance of the European Union euro relative to the U.S. dollar. Although the EURO STOXX® Banks Index is composed of components valued in European Union euros, the EURO STOXX® Banks Index does not adjust its level based on a daily exchange rate of U.S. dollars per one European Union euro. However, the Adjusted Closing Level of the EURO STOXX® Banks Index reflects a daily exchange rate of U.S. dollars per one European Union euro. Any decline in the number of U.S. dollars per one European Union euro could lower your return on the notes. If the value of the U.S. dollar appreciates against the European Union euro, you could lose some or all of your investment in the notes, even if the unadjusted closing level of the EURO STOXX® Banks Index has increased during the term of the notes.

•	The first Review Date, and therefore the earliest date on which a call may be initiated, is January 29, 2019.

•	Senior unsecured obligations of Credit Suisse AG, acting through its London branch, maturing January 24, 2020.

•	Minimum purchase of $10,000. Minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof.

•	The notes priced on January 24, 2018 (the “Pricing Date”) and are expected to settle on January 29, 2018 (the “Settlement Date”). Delivery of the notes in book-entry form only will be made through The Depository Trust Company.

Key Terms

Issuer:	Credit Suisse AG (“Credit Suisse”), acting through its London branch
Underlyings:	The notes are linked to the lowest performing of the Underlyings set forth below. For additional information on the Underlyings, see “The Underlyings” herein. Each Underlying is identified in the table below, together with its Bloomberg ticker symbol and Initial Level.
	Underlying	Ticker	Initial Level
	Common stock of Target Corporation (the “Reference Share”)	TGT UN <Equity>	$78.58
	EURO STOXX® Banks Index (the “Reference Index”) as adjusted by the Spot Rate (“Adjusted SX7E”)	SX7E <Index>	174.32659
Reference Currency:	The “Reference Currency” is the European Union euro. The notes are linked in part to the performance of the European Union euro relative to the U.S. dollar (an exchange rate which represents a number of U.S. dollars per one European Union euro).
Base Currency:	For purposes of the “Succession Events” in the product supplement, the “Base Currency” is the U.S. dollar.
Automatic Call:	If the Observation Level of each Underlying on any Review Date is equal to or greater than its respective Call Level for that Review Date, the notes will be automatically called for a cash payment per $1,000 principal amount of notes that will vary depending on the applicable Review Date and call premium.
Review Dates:	January 29, 2019 (the “First Review Date”) and the Final Valuation Date.
Payment Dates:	February 1, 2019 and the Maturity Date
Observation Level:

•   For the First Review Date, the Observation Level will equal:

•   for the Reference Share, the closing level of the Reference Share on such Review Date.

•   for the Reference Index, the Adjusted Closing Level of the Reference Index on such Review Date.

•   For the Final Valuation Date, the Observation Level for each Underlying will equal the Final Level of such Underlying.

Call Level:	For each Underlying, the Call Level on the First Review Date equals the Initial Level of such Underlying. For each Underlying, the Call Level on the Final Valuation Date equals approximately 80% of the Initial Level of such Underlying ($62.864 for the Reference Share and 139.46127 for the Reference Index).
Payment if Called:

For every $1,000 principal amount of notes, you will be entitled to receive on the applicable Payment Date a cash payment of $1,000 plus the product of $1,000 and the applicable call premium, calculated as follows:

•   $1,000 + ($1,000 × 21.45%) if called on the First Review Date

•   $1,000 + ($1,000 × 42.90%) if called on the Final Valuation Date

Payment at Maturity:

If the notes are not called, your payment at maturity per $1,000 principal amount of notes will be calculated as follows:

$1,000 + ($1,000 × Underlying Return of the Lowest Performing Underlying)

If the notes are not called, you will lose some or all of your investment at maturity. Any payment on the notes is subject to our ability to pay our obligations as they become due.

Underlying Return:	For each Underlying, calculated as follows:
Final Level – Initial Level
Initial Level
If the notes have not been called, the Underlying Return of the Lowest Performing Underlying will be negative.
Lowest Performing Underlying:	The Underlying with the lowest Underlying Return.
Spot Rate:	The Spot Rate on any day will be the official mid-WM Reuters fixing at 4:00 pm London Time (Bloomberg: WMCO or any successor page) on such day, expressed as a number of U.S. dollars per one European Union euro. If on any day, the Spot Rate is not published on such Reuters page on such day, then the calculation agent will determine the Spot Rate for such day in good faith and in a commercially reasonable manner, taking into account the latest available quotation for such Spot Rate and any other information that it deems relevant. On the Strike Date, the Spot Rate was 1.22515.
Adjusted Closing Level:	On any trading day for the Reference Index, the closing level of the Reference Index multiplied by the Spot Rate on such day. On the Strike Date, the closing level of the Reference Index was 142.29. Any decline in the Spot Rate will reduce the Adjusted Closing Level and will potentially lower your return on the notes. If the value of the U.S. dollar appreciates against the European Union euro, you may lose some or all of your investment in the notes, even if the unadjusted closing level of the EURO STOXX® Banks Index has increased during the term of the notes.
Initial Level:	For the Reference Share, the closing level of the Reference Share on the Strike Date, as set forth in the table above. For the Reference Index, the Adjusted Closing Level of the Reference Index on the Strike Date, as set forth in the table above.
Final Level:	For the Reference Share, the arithmetic average of the closing levels of the Reference Share on each of the five Valuation Dates. For the Reference Index, the arithmetic average of the Adjusted Closing Levels of the Reference Index on each of the five Valuation Dates.
Strike Date:	January 22, 2018
Valuation Date:	January 14, 2020, January 15, 2020, January 16, 2020, January 17, 2020 and January 21, 2020 (each a “Valuation Date” and January 21, 2020, the “Final Valuation Date”), subject to postponement as set forth in any accompanying product supplement under “Description of the Notes—Postponement of calculation dates” or if any Valuation Date is postponed because it is not a trading day.
Maturity Date:	January 24, 2020, subject to postponement as set forth in any accompanying product supplement under “Description of the Notes—Postponement of calculation dates” or if the Final Valuation Date is postponed for any reason. If the Maturity Date is not a business day, the Redemption Amount will be payable on the first following business day, unless that business day falls in the next calendar month, in which case payment will be made on the first preceding business day.
Listing:	The notes will not be listed on any securities exchange.
CUSIP:	22550WAC1

Investing in the notes involves a number of risks. See “Selected Risk Considerations” beginning on page 5 of this pricing supplement and “Risk Factors” beginning on page PS-4 of any accompanying product supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or any accompanying product supplement, the prospectus supplement and the prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to Issuer
Per note	$1,000	$15	$985
Total	$5,000,000	$75,000	$4,925,000

(1) J.P. Morgan Securities LLC, which we refer to as JPMS LLC, and JPMorgan Chase Bank, N.A. will act as placement agents for the notes. The placement agents will receive a fee from Credit Suisse or one of our affiliates of $15 per $1,000 principal amount of notes.

Credit Suisse currently estimates the value of each $1,000 principal amount of the notes on the Pricing Date is $979 (as determined by reference to our pricing models and the rate we are currently paying to borrow funds through issuance of the notes (our “internal funding rate”)), which is less than the Price to Public listed above. See “Selected Risk Considerations” in this pricing supplement.

The notes are not deposit liabilities and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States, Switzerland or any other jurisdiction.

J.P.Morgan

Placement Agent

January 24, 2018

Additional Terms Specific to the Notes

You should read this pricing supplement together with the underlying supplement dated June 30, 2017, the product supplement dated June 30, 2017, the prospectus supplement dated June 30, 2017 and the prospectus dated June 30, 2017, relating to our Medium-Term Notes of which these notes are a part. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Underlying Supplement dated June 30, 2017:

http://www.sec.gov/Archives/edgar/data/1053092/000095010317006313/dp77765_424b2-undsupp.htm

•	Product Supplement No. JPM-II dated June 30, 2017:

http://www.sec.gov/Archives/edgar/data/1053092/000095010317006321/dp77789_424b2-jpmii.htm

•	Prospectus Supplement and Prospectus dated June 30, 2017:

http://www.sec.gov/Archives/edgar/data/1053092/000104746917004364/a2232566z424b2.htm

In the event the terms of the notes described in this pricing supplement differ from, or are inconsistent with, the terms described in the underlying supplement, product supplement, prospectus supplement or prospectus, the terms described in this pricing supplement will control.

Our Central Index Key, or CIK, on the SEC website is 1053092. As used in this pricing supplement, ‘‘we,’’ ‘‘us,’’ or ‘‘our’’ refers to Credit Suisse.

This pricing supplement, together with the documents listed above, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, fact sheets, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. We may, without the consent of the registered holder of the notes and the owner of any beneficial interest in the notes, amend the global notes if necessary to conform to the terms set forth in this pricing supplement and the documents listed above, and the trustee is authorized to enter into any such amendment without any such consent. You should carefully consider, among other things, the matters set forth in “Selected Risk Considerations” in this pricing supplement, “Risk Factors” in the product supplement and “Foreign Currency Risks” in the accompanying prospectus, and any risk factors we describe in the combined Annual Report on Form 20-F of Credit Suisse Group AG and us incorporated by reference therein, and any additional risk factors we describe in future filings we make with the SEC under the Securities Exchange Act of 1934, as amended, as the notes involve risks not associated with conventional debt securities. You should consult your investment, legal, tax, accounting and other advisors before deciding to invest in the notes.

Prohibition of Sales to EEA Retail Investors

The notes may not be offered, sold or otherwise made available to any retail investor in the European Economic Area. For the purposes of this provision:

(a) the expression “retail investor” means a person who is one (or more) of the following:

(i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or

(ii) a customer within the meaning of Directive 2002/92/EC, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or

(iii) not a qualified investor as defined in Directive 2003/71/EC; and

(b) the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes offered so as to enable an investor to decide to purchase or subscribe the notes.

Hypothetical Examples of Amounts Payable upon Automatic Call or Redemption at Maturity

The table and examples below illustrate the hypothetical total return (which is simple, not compounded) on a $1,000 investment in the notes that would be realized on the applicable Review Date for a range of performance of the Lowest Performing Underlying. The table and examples below are based on the following assumptions:

•	The call premiums used to calculate the call price applicable to the First and Final Valuation Dates are 21.45% and 42.90%, respectively, regardless of the appreciation of any Underlying, which may be significant;

•	For each Underlying, the Call Level on the First Review Date equals the Initial Level of such Underlying, and the Call Level on the Final Valuation Date equals 80% of the Initial Level of such Underlying;

•	The “Total Return” as of any Review Date assumes that each Observation Level for each Underlying on all earlier Review Dates was not equal to or greater than the Call Level applicable to such Review Date for such Underlying; and

•	The notes are purchased by the investor at $1,000 per $1,000 principal amount of notes.

There will be only one payment on the notes, whether automatically called or redeemed at maturity. An entry of “N/A” indicates that the notes would not be called on the applicable Review Date and no payment would be made for such date. The hypothetical amounts payable on the notes set forth below are for illustrative purposes only. The actual amounts payable applicable to a purchaser of the notes will be based on the Observation Level of each Underlying on each relevant Review Date.

Percentage Change in the Observation Level of the Worst Performing Underlying at Review Date	Total Return at First Review Date	Total Return at Final Valuation Date
100%	21.45%	42.90%
90%	21.45%	42.90%
80%	21.45%	42.90%
70%	21.45%	42.90%
60%	21.45%	42.90%
50%	21.45%	42.90%
40%	21.45%	42.90%
30%	21.45%	42.90%
20%	21.45%	42.90%
10%	21.45%	42.90%
0%	21.45%	42.90%
-10%	N/A	42.90%
-20%	N/A	42.90%
-21%	N/A	-21%
-30%	N/A	-30%
-40%	N/A	-40%
-50%	N/A	-50%
-60%	N/A	-60%
-70%	N/A	-70%
-80%	N/A	-80%
-90%	N/A	-90%
-100%	N/A	-100%

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The Observation Level of each Underlying on the First Review Date is equal to or greater than its respective Call Level.

Underlying	Observation Level of each Underlying on the First Review Date	Observation Level of each Underlying on the Final Valuation Date / Final Level
TGT	110% of Initial Level	N/A
Adjusted SX7E	105% of Initial Level	N/A

Because the Observation Level of each Underlying is equal to or greater than its respective Call Level on the First Review Date, the notes are automatically called, and the investor receives a single payment of $1,214.50 per $1,000 principal amount of notes. There will be no further payments on the notes.

Example 2: The notes are not automatically called on the First Review Date and the Observation Level of each Underlying on the Final Valuation Date is equal to or greater than its respective Call Level.

Underlying	Observation Level of each Underlying on the First Review Date	Observation Level of each Underlying on the Final Valuation Date / Final Level
TGT	80% of Initial Level	115% of Initial Level
Adjusted SX7E	95% of Initial Level	110% of Initial Level

Because (a) the Observation Level of each Underlying was not equal to or greater than its respective Call Level on the First Review Date, and (b) the Final Level of each Underlying was equal to or greater than the applicable Call Level, the notes are called on the Final Valuation Date, and the investor receives a single payment of $1,429 per $1,000 principal amount of notes.

Example 3: The notes are not automatically called.

Underlying	Observation Level of each Underlying on the First Review Date	Observation Level of each Underlying on the Final Valuation Date / Final Level
TGT	80% of Initial Level	95% of Initial Level
Adjusted SX7E	95% of Initial Level	60% of Initial Level

Because (a) the Observation Level of each Underlying was not equal to or greater than its respective Call Level on any Review Date, and (b) the Final Level of the Lowest Performing Underlying has declined by more than 25% from its Initial Level, the notes are not called and the Payment at Maturity is $600 per $1,000 principal amount of notes, calculated as follows:

$1,000 + ($1,000 × -40%) = $600

Selected Purchase Considerations

•	STEP-UP PAYMENT POTENTIAL — If the Observation Level of each Underlying is equal to or greater than its respective Call Level on a Review Date, your investment will yield a payment per $1,000 principal amount of notes equal to $1,000 plus: (i) 21.45% × $1,000 if called on the First Review Date or (ii) 42.90% × $1,000 if called on the Final Valuation Date. Because the notes are our senior unsecured obligations, the payment of any amount, whether due to an automatic call or a Payment at Maturity, is subject to our ability to pay our obligations as they become due.

•	POTENTIAL EARLY EXIT AS A RESULT OF THE AUTOMATIC CALL FEATURE — While the original term of the notes is approximately two years, the notes will be called before maturity if the Observation Level of each Underlying is equal to or greater than its respective Call Level on any Review Date and you will receive, on the applicable Payment Date, the applicable payment corresponding to that Review Date as set forth on the cover of this pricing supplement.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Underlyings. These risks are explained in more detail in the “Risk Factors” section of any accompanying product supplement.

•	YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of your principal amount. You could lose up to $1,000 per $1,000 principal amount of notes. If the notes are not automatically called, you will lose 1% of your principal for each 1% decline in the Final Level of the Lowest Performing Underlying as compared to its Initial Level. Any payment on the notes is subject to our ability to pay our obligations as they become due.

•	REGARDLESS OF THE AMOUNT OF ANY PAYMENT YOU RECEIVE ON THE NOTES, YOUR ACTUAL YIELD MAY BE DIFFERENT IN REAL VALUE TERMS — Inflation may cause the real value of any payment you receive on the notes to be less at maturity than it is at the time you invest. An investment in the notes also represents a forgone opportunity to invest in an alternative asset that generates a higher real return. You should carefully consider whether an investment that may result in a return that is lower than the return on alternative investments is appropriate for you.

•	THE NOTES DO NOT PAY INTEREST — We will not pay interest on the notes. You may receive less on the notes than you could have earned on ordinary interest-bearing debt securities with similar maturities, including other of our debt securities, since any payment on the notes is based on the performance of the Underlyings. Because the Payment at Maturity may be less than the amount originally invested in the notes, the return on the notes (the effective yield to maturity) may be negative. Even if it is positive, the return payable on the notes may not be enough to compensate you for any loss in value due to inflation and other factors relating to the value of money over time.

•	The Notes are subject to the credit risk of Credit Suisse — Investors are dependent on our ability to pay all amounts due on the notes and, therefore, if we were to default on our obligations, you may not receive any amounts owed to you under the notes. In addition, any decline in our credit ratings, any adverse changes in the market’s view of our creditworthiness or any increase in our credit spreads is likely to adversely affect the value of the notes prior to maturity

•	LIMITED RETURN ON THE NOTES — Your potential gain on the notes will be limited to the call premium applicable for a Review Date, as set forth on the cover of this pricing supplement, regardless of the appreciation of the Underlyings, which may be significantly greater than the applicable call premium. Because the closing level of the Underlyings at various times during the term of the notes could be higher than the Observation Levels of the Underlyings on the Review Dates and at maturity, you may receive a lower payment if the notes are automatically called or redeemed at maturity, as the case may be, than you would if you had invested directly in the Underlyings.

•	THE METHOD OF CALCULATING THE ADJUSTED CLOSING LEVEL OF THE REFERENCE INDEX MAY MAGNIFY ANY DEPRECIATION OF THE REFERENCE INDEX AND THE SPOT PRICE — Although the Reference Index is composed of components valued in European Union euros, the Reference Index does not adjust its level based on a daily exchange rate of U.S. dollars per one European Union euro. However, the Adjusted Closing Level of the Reference Index used by the notes reflects a daily exchange rate of U.S. dollars per one European Union euro. Because the Adjusted Closing Level of the Reference Index is calculated by multiplying the closing level of the Reference Index by the relevant Spot Rate, any negative performance (i) of the Reference Index and (ii) the Spot Rate will be magnified, which could adversely affect your return.

•	CHANGES IN THE LEVEL OF THE REFERENCE INDEX AND THE SPOT RATE MAY OFFSET EACH OTHER — Movements in the level of the Reference Index and movements in the Spot Rate may not correlate with each other. At a time when the level of the Reference Index increases, the Spot Rate may decrease, or at a time when the Spot Rate increases, the level of the Reference Index may decrease. Therefore, in calculating the Adjusted Closing Level, any increase in the level of the Reference Index may be offset by declines in the Spot Rate, or any increase in the Spot Rate may be offset by declines in the level of the Reference Index. If the unadjusted closing level of the Reference Index declines over the term of the notes, you could lose some or all of your investment at maturity, even if the Spot Rate increases over the term of the notes. Conversely, if the Spot Rate declines over the term of the notes, you could lose some or all of your investment at maturity, even if the unadjusted closing level of the Reference Index appreciates over the term of the notes.

•	THE AVERAGING CONVENTION USED TO CALCULATE THE FINAL LEVEL OF THE UNDERLYINGS COULD LIMIT RETURNS — Your investment in the notes may not perform as well as an investment in an instrument that measures the point-to-point performance of the Reference Share, the Reference Index and the Spot Rate from the Strike Date to the Final Valuation Date. Your ability to be automatically called on the Final Valuation Date may be limited by the 5-day-end-of-term averaging used to calculate the Final Levels, especially if there is a significant increase in the closing level of the Reference Share or the Reference Index or in the Spot Rate on the Final Valuation Date. Accordingly, you may not receive the benefit of Automatic Call on the Final Valuation Date, even if the level of the Reference Share and the Adjusted Closing Level of the Reference Index are equal to or greater than 80% of their respective Initial Levels on the Final Valuation Date.

•	THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK — Foreign currency exchange rates vary over time, and may vary considerably during the term of the notes. If the Base Currency strengthens relative to the Reference Currency during the term of the notes, your return will be adversely affected. The relative values of the Base Currency and of the Reference Currency are at any moment a result of the supply and demand for such currencies. Changes in foreign currency exchange rates result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in the country or countries in which such currency is used, and economic and political developments in other relevant countries. Of particular importance to currency exchange risk are:

o	existing and expected rates of inflation;

o	existing and expected interest rate levels;

o	the balance of payments in the United States, the European Union, and between each country and its major trading partners; and

o	the extent of governmental surplus or deficit in the United States and the European Union.

All of these factors are, in turn, sensitive to the monetary, fiscal and trade policies pursued by the United States, the European Union, and those of other countries important to international trade and finance.

•	THE PROBABILITY THAT THE NOTES WILL BE AUTOMATICALLY CALLED WILL DEPEND ON THE VOLATILITY OF EACH UNDERLYING — “Volatility” refers to the frequency and magnitude of changes in the level of an Underlying. The greater the expected volatility with respect to an Underlying on the Strike Date, the higher the expectation as of the Strike Date that the Observation Level of such Underlying on any Review Date could be less than its Call Level, indicating a higher expected risk of loss on the notes. The terms of the notes are set, in part, based on expectations about the volatility of any Underlying as of the Strike Date. The volatility of the Underlyings can change significantly over the term of the notes. The levels of the Underlyings could fall sharply, which could result in a significant loss of principal. You should be willing to accept the downside market risk of the Underlyings and the potential to lose a significant amount of your principal at maturity.

•	YOU WILL BE SUBJECT TO RISKS RELATING TO THE RELATIONSHIP BETWEEN THE UNDERLYINGS — The notes are linked to the individual performance of each Underlying. As such, the notes will perform poorly if only one of the Underlyings performs poorly. For example, if one Underlying appreciates from its Initial Level to its Observation Level on the Final Valuation Date, but the Observation Level of the Lowest Performing Underlying on the Final Valuation Date is less than its Call Level, you will be exposed to the depreciation of the Lowest Performing Underlying and you will not benefit from the performance of any other Underlying. Each additional Underlying to which the notes are linked increases the risk that the notes will perform poorly. By investing in the notes, you assume the risk that the performance of at least one of the Underlyings will be negative, regardless of the performance of any other Underlying.

It is impossible to predict the relationship between the Underlyings. If the performances of the Underlyings exhibit no relationship to each other, it is more likely that one of the Underlyings will cause the notes to perform poorly. However, if the performance of each Underlying are related such that the performances of the Underlyings are correlated, then there is less likelihood that only one Underlying will cause the notes to perform poorly. Furthermore, to the extent that each Underlying represents a different market segment or market sector, the risk of one Underlying performing poorly is greater. As a result, you are not only taking market risk on each Underlying, you are also taking a risk relating to the relationship between the Underlyings.

•	NO AFFILIATION WITH THE REFERENCE SHARE ISSUER — We are not affiliated with Target Corporation (the “Reference Share Issuer”). You should make your own investigation into the Reference Share and the Reference Share Issuer. In connection with the offering of the notes, neither we nor our affiliates have participated in the preparation of any publicly available documents or made any due diligence inquiry with respect to the Reference Share Issuer.

•	FOREIGN SECURITIES MARKETS RISK — Some or all of the assets included in the Reference Index are issued by foreign companies and trade in foreign securities markets. Investments in the notes therefore involve risks associated with the securities markets in those countries, including risks of volatility in those markets, government intervention in those markets and cross shareholdings in companies in certain countries. Also, foreign companies are generally subject to accounting, auditing and financial reporting standards and requirements and securities trading rules different from those applicable to U.S. reporting companies. The equity securities included in the Reference Index may be more volatile than domestic equity securities and may be subject to different political, market, economic, exchange rate, regulatory and other risks, including changes in foreign governments, economic and fiscal policies, currency exchange laws or other laws or restrictions. Moreover, the economies of foreign countries may differ favorably or unfavorably from the economy of the United States in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency. These factors may adversely affect the values of the equity securities included in the Reference Index, and therefore the performance of the Reference Index and the value of the notes.

•	The Stocks Included in THE REFERENCE INDEX are Concentrated in One Particular Sector — All of the stocks included in the Reference Index are issued by companies in a single sector. As a result, the stocks that will determine the performance of the Reference Index are concentrated in a single sector. Although an investment in the notes will not give holders any ownership or other direct interests in the stocks held by the Reference Index, the return on an investment in the notes will be subject to certain risks associated with a direct equity investment in companies in a single sector. Accordingly, by investing in the notes, you will not benefit from the diversification which could result from an investment linked to companies that operate in a broader range of sectors.

•	HEDGING AND TRADING ACTIVITY — We, any dealer or any of our or their respective affiliates may carry out hedging activities related to the notes, including in the Underlyings or instruments related to the Underlyings. We, any dealer or our or their respective affiliates may also trade in the Underlyings or instruments related to the Underlyings from time to time. Any of these hedging or trading activities on or prior to the Strike Date and during the term of the notes could adversely affect our payment to you at maturity.

•	THE ESTIMATED VALUE OF THE NOTES ON THE PRICING DATE IS LESS THAN THE PRICE TO PUBLIC — The initial estimated value of your notes on the Pricing Date (as determined by reference to our pricing models and our internal funding rate) is less than the original Price to Public. The Price to Public of the notes includes any discounts or commissions as well as transaction costs such as expenses incurred to create, document and market the notes and the cost of hedging our risks as issuer of the notes through one or more of our affiliates (which includes a projected profit). These costs will be effectively borne by you as an investor in the notes. These amounts will be retained by Credit Suisse or our affiliates in connection with our structuring and offering of the notes (except to the extent discounts or commissions are reallowed to other broker-dealers or any costs are paid to third parties).

On the Pricing Date, we value the components of the notes in accordance with our pricing models. These include a fixed income component valued using our internal funding rate, and individual option components valued using mid-market pricing. As such, the payout on the notes can be replicated using a combination of these components and the value of these components, as determined by us using our pricing models, will impact the terms of the notes at issuance. Our option valuation models are proprietary. Our pricing models take into account factors such as interest rates, volatility and time to maturity of the notes, and they rely in part on certain assumptions about future events, which may prove to be incorrect.

Because Credit Suisse’s pricing models may differ from other issuers’ valuation models, and because funding rates taken into account by other issuers may vary materially from the rates used by Credit Suisse (even among issuers with similar creditworthiness), our estimated value at any time may not be comparable to estimated values of similar notes of other issuers.

•	EFFECT OF INTEREST RATE USED IN STRUCTURING THE notes — The internal funding rate we use in structuring notes such as these notes is typically lower than the interest rate that is reflected in the yield on our conventional debt securities of similar maturity in the secondary market (our “secondary market credit spreads”). If on the Strike Date our internal funding rate is lower than our secondary market credit spreads, we expect that the economic terms of the notes will generally be less favorable to you than they would have been if our secondary market credit spread had been used in structuring the notes. We will also use our internal funding rate to determine the price of the notes if we post a bid to repurchase your notes in secondary market transactions. See “—Secondary Market Prices” below.

•	SECONDARY MARKET PRICES — If Credit Suisse (or an affiliate) bids for your notes in secondary market transactions, which we are not obligated to do, the secondary market price (and the value used for account statements or otherwise) may be higher or lower than the Price to Public and the estimated value of the notes on the Pricing Date. The estimated value of the notes on the cover of this pricing supplement does not represent a minimum price at which we would be willing to buy the notes in the secondary market (if any exists) at any time. The secondary market price of your notes at any time cannot be predicted and will reflect the then-current estimated value determined by reference to our pricing models and other factors. These other factors include our internal funding rate, customary bid and ask spreads and other transaction costs, changes in market conditions and any deterioration or improvement in our creditworthiness. In circumstances where our internal funding rate is lower than our secondary market credit spreads, our secondary market bid for your notes could be more favorable than what other dealers might bid because, assuming all else equal, we use the lower internal funding rate to price the notes and other dealers might use the higher secondary market credit spread to price them. Furthermore, assuming no change in market conditions from the Pricing Date, the secondary market price of your notes will be lower than the Price to Public because it will not include any discounts or commissions and hedging and other transaction costs. If you sell your notes to a dealer in a secondary market transaction, the dealer may impose an additional discount or commission, and as a result the price you receive on your notes may be lower than the price at which we may repurchase the notes from such dealer.

We (or an affiliate) may initially post a bid to repurchase the notes from you at a price that will exceed the then-current estimated value of the notes. That higher price reflects our projected profit and costs that were included in the Price to Public, and that higher price may also be initially used for account statements or otherwise. We (or our affiliate) may offer to pay this higher price, for your benefit, but the amount of any excess over the then-current estimated value will be temporary and is expected to decline over a period of approximately three months.

The notes are not designed to be short-term trading instruments and any sale prior to maturity could result in a substantial loss to you. You should be willing and able to hold your notes to maturity.

•	CREDIT SUISSE IS SUBJECT TO SWISS REGULATION — As a Swiss bank, Credit Suisse is subject to regulation by governmental agencies, supervisory authorities and self-regulatory organizations in Switzerland. Such regulation is increasingly more extensive and complex and subjects Credit Suisse to risks. For example, pursuant to Swiss banking laws, the Swiss Financial Market Supervisory Authority (FINMA) may open resolution proceedings if there are justified concerns that Credit Suisse is over-indebted, has serious liquidity problems or no longer fulfills capital adequacy requirements. FINMA has broad powers and discretion in the case of resolution proceedings, which include the power to convert debt instruments and other liabilities of Credit Suisse into equity and/or cancel such liabilities in whole or in part. If one or more of these measures were imposed, such measures may adversely affect the terms and market value of the notes and/or the ability of Credit Suisse to make payments thereunder and you may not receive any amounts owed to you under the notes.

•	LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes when you wish to do so. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Credit Suisse (or its affiliates) is willing to buy the notes. If you have to sell your notes prior to maturity, you may not be able to do so or you may have to sell them at a substantial loss.

•	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent for the offering of the notes, hedging our obligations under the notes and determining their estimated value. In performing these duties, the economic interests of us and our affiliates are potentially adverse to your interests as an investor in the notes. Further, hedging activities may adversely affect any payment on or the value of the notes. Any profit in connection with such hedging activities will be in addition to any other compensation that we and our affiliates receive for the sale of the notes, which creates an additional incentive to sell the notes to you. We and/or our affiliates may also currently or from time to time engage in business with the Reference Share Issuer, including extending loans to, or making equity investments in, the Reference Share Issuer or providing advisory services to the Reference Share Issuer. In addition, one or more of our affiliates may publish research reports or otherwise express opinions with respect to the Reference Share Issuer and these reports may or may not recommend that investors buy or hold shares of the Reference Share. As a prospective purchaser of the notes, you should undertake an independent investigation of the Reference Share Issuer that in your judgment is appropriate to make an informed decision with respect to an investment in the notes.

•	UNPREDICTABLE ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE NOTES — The payout on the notes can be replicated using a combination of the components described in “The estimated value of the notes on the Pricing Date is less than the Price to Public.” Therefore, in addition to the levels of any Underlying and the Spot Rate, the terms of the notes at issuance and the value of the notes prior to maturity may be influenced by factors that impact the value of fixed income notes and options in general, such as:

o	the expected and actual volatility of (i) the Underlyings and (ii) the Reference Currency relative to the Base Currency;

o	the expected and actual correlation, if any, between the Underlyings;

o	the time to maturity of the notes;

o	the dividend rate on the Reference Share and the equity securities included in the Reference Index;

o	interest and yield rates in the market generally;

o	investors’ expectations with respect to the rate of inflation;

o	events affecting companies engaged in the industries of the Reference Share Issuer and the issuer of the equity securities that comprise the Reference Index;

o	geopolitical conditions and economic, financial, political, regulatory or judicial events that affect the Reference Share Issuer, the components included in the Reference Index, the Reference Currency relative to the Base Currency or markets generally and which may affect the levels of the Underlyings and the exchange rate of the Reference Currency relative to the Base Currency; and

o	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Some or all of these factors may influence the price that you will receive if you choose to sell your notes prior to maturity. The impact of any of the factors set forth above may enhance or offset some or all of any change resulting from another factor or factors.

•	NO OWNERSHIP RIGHTS IN THE UNDERLYINGS — Your return on the notes will not reflect the return you would realize if you actually owned the Reference Share or shares of the equity securities that comprise the Reference Index. The return on your investment is not the same as the total return based on a purchase of the Reference Share or shares of the equity securities that comprise the Reference Index.

•	NO DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not have any ownership interest or rights in the Reference Share or the equity securities that comprise the Reference Index, such as voting rights or dividend payments. In addition, the Reference Share Issuer and the issuers of the equity securities that comprise the Reference Index will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Underlyings and therefore, the value of the notes.

•	ANTI-DILUTION PROTECTION IS LIMITED — The calculation agent will make anti-dilution adjustments for certain events affecting the Reference Share. However, an adjustment will not be required in response to all events that could affect the Reference Share. If an event occurs that does not require the calculation agent to make an adjustment, or if an adjustment is made but such adjustment does not fully reflect the economics of such event, the value of the notes may be materially and adversely affected. See “Description of the Securities—Adjustments” in the relevant product supplement.

•	THE U.S. FEDERAL TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES ARE UNCLEAR — There is no direct legal authority regarding the proper U.S. federal tax treatment of the notes, and we do not plan to request a ruling from the Internal Revenue Service (the “IRS”). Consequently, significant aspects of the tax treatment of the notes are uncertain, and the IRS or a court might not agree with the treatment of the notes as prepaid financial contracts that are treated as “open transactions.” If the IRS were successful in asserting an alternative treatment of the notes, the tax consequences of the ownership and disposition of the notes, including the timing and character of income recognized by U.S. investors and the withholding tax consequences to non-U.S. investors, might be materially and adversely affected. Even if the treatment of the notes described herein is respected, there is a risk that a note will be treated as a “constructive ownership transaction,” with potentially adverse consequences described below under “United States Federal Tax Considerations.” Moreover, future legislation, Treasury regulations or IRS guidance could adversely affect the U.S. federal tax treatment of the notes, possibly retroactively.

Supplemental Use of Proceeds and Hedging

We intend to use the proceeds of this offering for our general corporate purposes, which may include the refinancing of existing debt outside Switzerland. Some or all of the proceeds we receive from the sale of the notes may be used in connection with hedging our obligations under the notes through one or more of our affiliates. Such hedging or trading activities on or prior to the Pricing Date and during the term of the notes (including on any calculation date, as defined in any accompanying product supplement) could adversely affect the value of the Underlyings and, as a result, could decrease the amount you may receive on the notes at maturity. For additional information, see “Supplemental Use of Proceeds and Hedging” in any accompanying product supplement.

The Underlyings

The Common Stock of Target Corporation

Companies with securities registered under the Securities Exchange Act of 1934 (the “Exchange Act”) are required to periodically file certain financial and other information specified by the SEC. Information provided to or filed with the SEC by the Reference Share Issuer pursuant to the Exchange Act can be located by reference to the SEC file number provided below.

According to its publicly available filings with the SEC, Target Corporation sells general merchandise and food. The common stock of Target Corporation is listed on the New York Stock Exchange. Target Corporation’s SEC file number is 001-06049 and can be accessed through www.sec.gov.

This pricing supplement relates only to the notes offered hereby and does not relate to the Reference Share or other securities of the Reference Share Issuer. We have derived all disclosures contained in this pricing supplement regarding the Reference Share and the Reference Share Issuer from the publicly available documents described in the preceding paragraph. In connection with the offering of the notes, neither we nor our affiliates have participated in the preparation of such documents or made any due diligence inquiry with respect to the Reference Share Issuer.

The EURO STOXX® Banks Index

For additional information about the Reference Index, see “The Reference Indices—The STOXX® Indices—The EURO STOXX® Banks Index” in the accompanying underlying supplement.

Historical Information

The following graphs set forth the historical performance of the Underlyings based on the closing levels of the Underlyings from January 2, 2013 through January 22, 2018 and the historical performance of the Reference Currency based on the exchange rates of the European Union euro relative to the U.S. dollar (expressed as a number of U.S dollars per one European Union euro) from January 2, 2013 to January 22, 2018. We obtained the closing levels of the Underlyings and the exchange rates of the Reference Currency relative to the Base Currency below from Bloomberg, without independent verification. The exchange rates published by Bloomberg for the Reference Currency relative to the Base Currency on any day, including any Valuation Date, may differ from the Spot Rate on such day because the historical rates published by Bloomberg may be based on different fixing sources or fixing times than the Spot Rate used to determine the performance of the Reference Currency relative to the Base Currency.

The historical levels of the Underlyings and the historical exchange rates of the Reference Currency should not be taken as an indication of future performance, and no assurance can be given as to the closing levels of the Underlyings on any Valuation Date or as to the spot rate of the Reference Currency on any Valuation Date. We cannot give you assurance that the performance of the Underlyings or the Reference Currency relative to the Base Currency will result in the return of any of your initial investment.

For additional information about the Underlyings, see “The Underlyings” herein.

The closing level of the common stock of Target Corporation on January 22, 2018 was $78.58.

The closing level of the EURO STOXX® Banks Index on January 22, 2018 was 142.29.

The European Union euro-U.S. dollar exchange rate on January 22, 2018 was 1.22515 U.S. dollars per one European Union euro.

United States Federal Tax Considerations

This discussion supplements and, to the extent inconsistent therewith, supersedes the discussion in the accompanying product supplement under “Material United States Federal Income Tax Considerations.”

There are no statutory, judicial or administrative authorities that address the U.S. federal income tax treatment of the notes or instruments that are similar to the notes. In the opinion of our counsel, Davis Polk & Wardwell LLP, which is based on current market conditions, a note should be treated as a prepaid financial contract that is an “open transaction” for U.S. federal income tax purposes. However, there is uncertainty regarding this treatment.

Assuming this treatment of the notes is respected and subject to the discussion in “Material United States Federal Income Tax Considerations” in the accompanying product supplement, the following U.S. federal income tax consequences should result:

•	You should not recognize taxable income over the term of the notes prior to maturity, other than pursuant to a sale or other disposition.

•	Upon a sale or other disposition (including retirement) of a note, you should recognize capital gain or loss equal to the difference between the amount realized and your tax basis in the note. Such gain or loss should be long-term capital gain or loss if you held the note for more than one year.

We do not plan to request a ruling from the IRS regarding the treatment of the notes, and the IRS or a court might not agree with the treatment described herein. In particular, the IRS could treat the notes as contingent payment debt instruments, in which case the tax consequences of ownership and disposition of the notes, including the timing and character of income recognized, could be materially and adversely affected. Moreover, the U.S. Treasury Department and the IRS have requested comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar financial instruments and have indicated that such transactions may be the subject of future regulations or other guidance. In addition, members of Congress have proposed legislative changes to the tax treatment of derivative contracts. Any legislation, Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. You should consult your tax advisor regarding possible alternative tax treatments of the notes and potential changes in applicable law.

Non-U.S. Holders. Subject to the discussions in the next paragraph and in “Material United States Federal Income Tax Considerations” in the accompanying product supplement, if you are a Non-U.S. Holder (as defined in the accompanying product supplement) of the notes, you generally should not be subject to U.S. federal withholding or income tax in respect of any amount paid to you with respect to the notes, provided that (i) income in respect of the notes is not effectively connected with your conduct of a trade or business in the United States, and (ii) you comply with the applicable certification requirements.

As discussed under “Material United States Federal Income Tax Considerations—Non-U.S. Holders Generally—Substitute Dividend and Dividend Equivalent Payments” in the accompanying product supplement, Section 871(m) of the Internal Revenue Code generally imposes a 30% withholding tax on “dividend equivalents” paid or deemed paid to Non-U.S. Holders with respect to certain financial instruments linked to U.S. equities or indices that include U.S. equities. Treasury regulations under Section 871(m), as modified by an IRS notice, exclude from their scope financial instruments issued in 2018 that do not have a “delta” of one with respect to any U.S. equity. Based on the terms of the notes and representations provided by us, our counsel is of the opinion that the notes should not be treated as transactions that have a “delta” of one within the meaning of the regulations with respect to any U.S. equity and, therefore, should not be subject to withholding tax under Section 871(m).

A determination that the notes are not subject to Section 871(m) is not binding on the IRS, and the IRS may disagree with this determination. Moreover, Section 871(m) is complex and its application may depend on your particular circumstances, including whether you enter into other transactions with respect to a U.S. equity to which the notes relate. You should consult your tax advisor regarding the potential application of Section 871(m) to the notes.

If withholding tax applies to the notes, we will not be required to pay any additional amounts with respect to amounts withheld.

You should read the section entitled “Material United States Federal Income Tax Considerations” in the accompanying product supplement. The preceding discussion, when read in combination with that section, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of owning and disposing of the notes.

You should also consult your tax advisor regarding all aspects of the U.S. federal income and estate tax consequences of an investment in the notes and any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Supplemental Plan of Distribution

Under the terms of distributor accession confirmations with JPMS LLC and JPMorgan Chase Bank, N.A., each dated as of June 18, 2008, JPMS LLC and JPMorgan Chase Bank, N.A. will act as placement agents for the notes. The placement agents will receive a fee from Credit Suisse or one of our affiliates of $15 per $1,000 principal amount of notes. For additional information, see “Underwriting (Conflicts of Interest)” in any accompanying product supplement.

We expect to deliver the notes against payment for the notes on the Settlement Date indicated herein, which may be a date that is greater than two business days following the Pricing Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, if the Settlement Date is more than two business days after the Pricing Date, purchasers who wish to transact in the notes more than two business days prior to the Settlement Date will be required to specify alternative settlement arrangements to prevent a failed settlement.

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as United States counsel to Credit Suisse, when the notes offered by this pricing supplement have been executed and issued by Credit Suisse and authenticated by the trustee pursuant to the indenture, and delivered against payment therefor, such notes will be valid and binding obligations of Credit Suisse, enforceable against Credit Suisse in accordance with their terms, subject to (i) applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, (ii) possible judicial or regulatory actions giving effect to governmental actions or foreign laws affecting creditors’ rights and (iii) concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date of this pricing supplement and is limited to the laws of the State of New York, except that such counsel expresses no opinion as to the application of state securities or Blue Sky laws to the notes. Insofar as this opinion involves matters governed by Swiss law, Davis Polk & Wardwell LLP has relied, without independent inquiry or investigation, on the opinion of Homburger AG, dated November 28, 2017 and filed by Credit Suisse as an exhibit to a Current Report on Form 6-K on November 28, 2017. The opinion of Davis Polk & Wardwell LLP is subject to the same assumptions, qualifications and limitations with respect to such matters as are contained in the opinion of Homburger AG. In addition, the opinion of Davis Polk & Wardwell LLP is subject to customary assumptions about the establishment of the terms of the notes, the trustee’s authorization, execution and delivery of the indenture and its authentication of the notes, and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the opinion of Davis Polk & Wardwell LLP dated November 28, 2017, which was filed by Credit Suisse as an exhibit to a Current Report on Form 6-K on November 28, 2017. Davis Polk & Wardwell LLP expresses no opinion as to waivers of objections to venue, the subject matter or personal jurisdiction of a United States federal court or the effectiveness of service of process other than in accordance with applicable law. In addition, such counsel notes that the enforceability in the United States of Section 10.08(c) of the indenture is subject to the limitations set forth in the United States Foreign Sovereign Immunities Act of 1976.

Credit Suisse